Exhibit 99.1

Ambow Responses to Market Confusion

BEIJING, Sept. 6, 2012 — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, is aware of recent media reports about Beijing Jinghan Yingcai Education and Technology Co., Ltd. (“Jinghan”), one of the Company’s subdivisions that currently operates approximately 100 tutoring centers nationwide that provide one-on-one tutoring services to students who are seeking admission to better schools.

The discussion in the media reports focuses on common issues facing the educational and tutoring industry in China, including competitive pressures for students to enter better schools and pricing concerns, as well as the overall regulatory framework for the industry.  The Company believes the media reports were triggered by concerns about these issues.  The media reported on complaints of several parents who do not believe Jinghan’s services lived up to their expectations and raised questions regarding some parents’ satisfaction with Jinghan’s services and compliance with local registration requirements.

In response to concerns over the media reports, Jinghan internally reviewed the issues raised and found that:

•                  All of Jinghan’s operated centers are legally registered with the local Administration for Industry and Commerce and the relevant local tax bureaus.

•                  As required by local regulations, all of Jinghan’s centers display the service price list openly and the staff is required to explain the prices clearly.  The Company believes that Jinghan’s ability to raise prices reflects Ambow’s market leadership in tutoring and the premium its one-on-one brand commands in the market.

•              It has never been Jinghan’s policy to encourage staff to exaggerate training results and any such unprofessional behavior of staff is not tolerated.

Based on the information currently known, the Company does not anticipate that these Jinghan matters will result in any restatement of previously announced financial results.

Jinghan has completed its internal review regarding these media reports and the Company does not expect to engage third party advisors to assist with any further internal review related to these matters.  The Company is not aware of any pending regulatory reviews.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the impact on the Company of recent media reports concerning Jinghan, one of the Company’s subdivisions, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Ambow uses words such as “expects,” “anticipates,” “believes,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: the risk that Ambow’s long-term prospects as currently anticipated by management will not be achieved; the risk that additional information relating to Jinghan’s operations could impact the Company’s financial results or cause the Company’s prior financial results to differ from what was previously reported; Ambow’s ability to continue to attract students to enroll in its programs; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission (“SEC”) filings and reports, including the risks described in its annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on May 29, 2012 and in Ambow’s other filings with the SEC from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results.  In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com